It's like being revived almost.

The happiness brings me back, makes me feel human again.

Laughter is joy. I mean when it comes down to it it's like…

[Laughing].

Laughter just makes me feel euphoric really.

There is no judgement, no worries, you're just having fun.

[various people laughing].

How does it make you feel?

Sometimes I just like a good dick joke.